International Power plc
Senator House
85 Queen Victoria Street
London EC4V 4DP
United Kingdom
Mr William Choi, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
United States of America
14 February 2007
International Power plc — Form 20-F for the Year Ended 31 December 2005
Filed 30 June 2006
File No. 1-13644
Dear Mr Choi
Thank you for your comment letter dated 22 January 2007.
We are currently reviewing your comment and our proposed response. However, because our accounting team is focussed on preparing our report with respect to our 2006 year-end results (which is due to be released on 6 March 2007), we are unable to provide a response to your letter at present. In addition, our audit committee will need to review our response before it can be finalised. We therefore propose responding to your comment letter no later than 30 March 2007. We hope that this is acceptable, and appreciate your understanding.
Should you have any questions or concerns, please do not hesitate to contact me on +44 20 7320 8361 or Nigel Jones on +44 20 7320 8721.
Sincerely
/s/ MD Williamson
MD WILLIAMSON
Chief Financial Officer